Exhibit 99.3

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

Audited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and year ended 31 March 2024 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

All amounts in Indian Rupees millions
		Quarter ended			Year ended
		31.03.2024	31.12.2023	31.03.2023	31.03.2024	31.03.2023
Sl. No.	Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1	Revenues	70,830	72,148	62,968	279,164	245,879
2	Cost of revenues	29,347	29,945	26,971	115,557	106,536
3	Gross profit (1 - 2)	41,483	42,203	35,997	163,607	139,343
4	Selling, general and administrative expenses	20,476	20,228	17,992	77,201	68,026
5	Research and development expenses	6,877	5,565	5,366	22,873	19,381
6	Impairment of non-current assets, net	(173)	110	540	3	699
7	Other income, net	(656)	(967)	(281)	(4,199)	(5,907)
	Total operating expenses	26,524	24,936	23,617	95,878	82,199
8	Results from operating activities [(3) - (4 + 5 + 6 + 7)]	14,959	17,267	12,380	67,729	57,144
	Finance income	1,615	1,357	1,153	5,705	4,281
	Finance expense	(593)	(394)	(354)	(1,711)	(1,428)
9	Finance income, net	1,022	963	799	3,994	2,853
10	Share of profit of equity accounted investees, net of tax	35	27	76	147	370
11	Profit before tax (8 + 9 + 10)	16,016	18,257	13,255	71,870	60,367
12	Tax expense, net	2,946	4,468	3,663	16,186	15,300
13	Profit for the period/year (11 -12)	13,070	13,789	9,592	55,684	45,067
14	Earnings per share:
	Basic earnings per share of Rs.5/- each	78.49	82.81	57.74	334.65	271.43
	Diluted earnings per share of Rs.5/- each	78.35	82.68	57.62	334.02	270.85
		(Not annualised)	(Not annualised)	(Not annualised)

Segment information		All amounts in Indian Rupees millions
		Quarter ended			Year ended
		31.03.2024	31.12.2023	31.03.2023	31.03.2024	31.03.2023
Sl. No.	Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	11,526	10,390	10,261	40,580	36,646
	b) Global Generics	61,191	63,095	54,257	245,453	213,768
	c) Others	1,420	1,214	924	3,910	3,042
	Total	74,137	74,699	65,442	289,943	253,456
	Less: Inter-segment revenues	3,307	2,551	2,474	10,779	7,577
	Total Revenues	70,830	72,148	62,968	279,164	245,879

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	2,350	2,306	1,963	6,919	4,715
	b) Global Generics	37,933	39,075	33,498	154,268	132,719
	c) Others	1,200	822	536	2,420	1,909
	Total	41,483	42,203	35,997	163,607	139,343
	Less: Selling and other un-allocable expenditure, net of other income	25,467	23,946	22,742	91,737	78,976
	Total profit before tax	16,016	18,257	13,255	71,870	60,367

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics and Others at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities, treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above statement of financial results of Dr.Reddy's Laboratories Limited ("the Company"), which have been prepared in accordance with recognition and measurement principles as issued by the International Accounting Standards Board (IASB) and were reviewed and recommended by Audit Committee and approved by the Board of Directors at their meetings held on 07 May 2024. The Independent Auditors have issued an unqualified report thereon.

2	Revenues for the year ended 31 March 2023 includes :
a) Rs. 2,640 million from sale of certain non-core dermatology brands to Eris Lifesciences Limited for the quarter ended 31 March 2023;
b) Rs. 1,399 million from sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited;
c) Rs. 902 million from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J B Chemicals and Pharmaceuticals Limited.
The amounts recognised above are adjusted for expected sales returns. These transactions pertain to Company’s Global Generics segment.

3	During the quarter and year ended 31 March 2024, an amount of Rs. 810 million and Rs. 4,232 million respectively, and during the quarter and year ended 31 March 2023, an amount of Rs. 305 million and Rs. 3,111 million, respectively, representing government grants has been accounted for as a reduction from cost of revenues.

4	"Impairment of non-current assets, net" for the year ended 31 March 2024 primarily includes:
a. Reversal of impairment loss of Rs. 226 million in March 2024, with respect to saxagliptin/metformin (generic version of Kombiglyze® - XR) and enalaprilat (generic version of Vasotec®) pursuant to launch of these two products during the year.
The Company re-assessed the recoverable amount pursuant to favorable market conditions and change in circumstances that led to initial impairment during year ended 31 March 2021 by revisiting the market volumes, share and price assumptions of these two products and accordingly, capitalized under product related intangibles with corresponding reversal of impairment loss of Rs. 191 million and Rs. 35 million respectively. This impairment loss pertains to the Company’s Global Generics segment
b. Consequent to adverse market conditions with respect to certain products related intangibles and software platforms, the Company assessed the recoverable amount of certain products and recognized impairment loss of Rs. 86 million and Rs. 99 million pertaining to products and software platforms forming part of the Company’s Global Generics and Others segment, respectively.

5	During the quarter ended 31 March 2023, Company considered a total impairment of Rs. 540 million towards:
a. The Company assessed performance of business acquired from Nimbus Health GmbH against the initial estimates and performance of the products. Basis the assessment, the Company had recorded an impairment charge of the carrying values amounting to Rs. 375 million (Goodwill- Rs. 272 million and Other intangibles- Rs. 103 million). The said impairment charge pertains to the Company’s Global Generics segment.
b. Consequent to adverse market conditions with respect to certain of the Company’s products related intangibles forming part of the Company’s Global Generics and Pharmaceutical Services and Active Ingredients segments, the Company assessed the recoverable amount of these products and recognised an amount of Rs. 165 million as impairment charge during the quarter ended 31 March 2023.

6	“Other income, net” for the year ended 31 March 2024 includes:
a. Rs. 540 million recognised, in April 2023, pursuant to settlement agreement with Janssen Group in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga®(Abiraterone).
b. Rs. 984 million recognised pursuant to settlement of product related litigation by the Company and its affiliates in the United Kingdom.
These transactions pertains to the Company's Global Generics segment.

7	“Other income, net” for the year ended 31 March 2023 includes:
a. Rs. 991 million representing the loss on sale of assets recognised in December 2022, pursuant to agreement dated 16 December 2022 with Delpharm Development Leiden B.V (Delpharm) for transfer of certain assets, liabilities and employees at its site at Leiden, Netherlands.This transaction pertains to Company’s Global Generics segment.
b. Rs. 5,638 million (U.S.$71.39 million discounted to present value) recognised in June 2022 towards the settlement of an ongoing litigation relating to launch of a product with Indivior Inc., Indivior UK Limited and Aquestive Therapeutics, Inc.

8	The Company considered the uncertainties relating to the escalation of conflict in the middle east, and duration of military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

9	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 06 July 2021, the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

During the previous years, the Company made presentations to the SEC and the DOJ in relation to the investigation in the aforementioned countries, and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company. The Company continues to respond to the requests made by the SEC and the DOJ and is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions and can also lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

10	Consolidated statements of financial position

All amounts in Indian Rupees millions
	As at	As at
	31.03.2024	31.03.2023
Particulars	(Audited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	7,107	5,779
Other investments	74,363	56,018
Trade and other receivables	80,298	72,485
Inventories	63,552	48,670
Derivative financial instruments	169	1,232
Other current assets	22,560	20,069
Total current assets	248,049	204,253
Non-current assets
Property, plant and equipment	76,886	66,462
Goodwill	4,253	4,245
Other intangible assets	36,951	30,849
Investment in equity accounted investees	4,196	4,702
Other investments	1,059	660
Deferred tax assets	10,774	7,196
Tax assets	3,718	2,687
Other non-current assets	1,632	800
Total non-current assets	139,469	117,601
Total assets	387,518	321,854

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	30,919	26,444
Short-term borrowings	12,723	7,390
Long-term borrowings, current portion	1,307	4,804
Provisions	5,383	5,454
Tax liabilities	2,342	2,144
Derivative financial instruments	468	137
Other current liabilities	42,897	39,472
Total current liabilities	96,039	85,845
Non-current liabilities
Long-term borrowings	5,990	1,278
Deferred tax liabilities	909	833
Provisions	61	59
Other non-current liabilities	3,969	2,848
Total non-current liabilities	10,929	5,018
Total liabilities	106,968	90,863
Equity
Share capital	834	833
Treasury shares	(991)	(1,269)
Share premium	10,765	9,688
Share based payment reserve	1,508	1,652
Capital redemption reserve	173	173
Debenture redemption reserve	-	380
Special economic zone re-investment reserve	653	886
Retained earnings	265,257	215,593
Other components of equity	2,351	3,055
Total equity	280,550	230,991
Total liabilities and equity	387,518	321,854

11	Consolidated statements of cash flows

All amounts in Indian Rupees millions
	Year ended
	31.03.2024	31.03.2023
Particulars	(Audited)	(Audited)
Cash flows from/(used in) operating activities :
Profit for the year	55,684	45,067
Adjustments for:
Tax expense, net	16,186	15,300
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net	(3,149)	(876)
Depreciation and amortization	14,841	12,636
Impairment of non-current assets, net	3	699
Allowance for credit losses (on trade receivables and other advances)	275	205
(Gain)/loss on sale or de-recognition of non-current assets, net	(900)	208
Share of profit of equity accounted investees	(147)	(370)
Unrealized exchange (gain)/loss, net	(534)	(939)
Interest (income)/expense, net	(567)	248
Inventories write-down	3,563	4,869
Equity settled share-based payment expense	407	397
Dividend income	- *	- *
Changes in operating assets and liabilities:
Trade and other receivables	(8,054)	(5,752)
Inventories	(18,445)	(2,654)
Trade and other payables	3,460	23
Other assets and other liabilities, net	2,857	528
Cash generated from operations	65,480	69,589
Income tax paid, net	(20,047)	(10,714)
Net cash generated from operating activities	45,433	58,875
Cash flows from/(used in) investing activities :
Purchase of property, plant and equipment	(16,403)	(11,323)
Proceeds from sale of property, plant and equipment	1,064	82
Purchase of other intangible assets	(11,032)	(7,543)
Proceeds from sale of other intangible assets	21	-
Investment in associates	(12)	-
Purchase of other investments (incuding bank deposits)	(145,488)	(136,171)
Proceeds from sale of other investments (incuding bank deposits)	129,784	112,805
Dividend received from equity accounted investees	445	-
Interest and dividend received	1,338	777
Net cash used in investing activities	(40,283)	(41,373)
Cash flows from/(used in) financing activities :
Proceeds from issuance of equity shares (including treasury shares)	805	157
Proceeds from sale of treasury shares	-	211
Proceeds from/(Repayment of) short-term loans and borrowings, net	5,493	(19,382)
Proceeds from long-term borrowings	3,800	-
Repayment of long-term borrowings	(3,800)	-
Payment of principal portion of lease liabilities	(1,147)	(1,015)
Dividend paid	(6,648)	(4,979)
Interest paid	(2,266)	(1,853)
Net cash used in financing activities	(3,763)	(26,861)
Net increase/(decrease) in cash and cash equivalents	1,387	(9,359)
Effect of exchange rate changes on cash and cash equivalents	(59)	286
Cash and cash equivalents at the beginning of the year	5,779	14,852
Cash and cash equivalents at the end of the year	7,107	5,779

*	Rounded off to million.
**	FVTPL (fair value through profit or loss)

12	The Board of Directors, at their meeting held on 07 May 2024, have recommended a final dividend of Rs.40 per share subject to approval of shareholders.
13	The figures of the fourth quarter are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the third quarter of the relevant financial year. Also the figures upto the end of third quarter were only reviewed and not subjected to audit. Previous period figures have been regrouped/rearranged, wherever necessary.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 07 May 2024	Co-Chairman & Managing Director